Prenetics, NASDAQ Health Sciences Company, Partners with David Beckham • Beckham becomes a strategic investor in Prenetics • Beckham and Prenetics are co-founding partners for IM8, a new health and wellness brand Los Angeles, California (July 11, 2024) – Prenetics, (NASDAQ: PRE) a leading health sciences company, is proud to announce that former international footballer, entrepreneur and philanthropist David Beckham has become a strategic investor in the business. Prenetics and Beckham will become co-founding partners of a new health and wellness brand, IM8, which will focus on cutting-edge consumer health products, with details to be announced at a later date. Beckham said, "Throughout my life and career, I've been fortunate to have access to the best medical professionals, nutrition experts and fitness coaches. Their guidance has been crucial to my health and well-being. That’s why I am excited to be working with Prenetics - a company that is dedicated to innovative, world-leading scientific advancements in health - as a co- founding partner and ambassador for IM8.” Danny Yeung, CEO and co-founder of Prenetics, welcomed David Beckham's involvement: “This partnership with David marks a transformative era for Prenetics in global health innovation and wellness. David epitomizes the values of discipline, teamwork and health, aligning perfectly with Prenetics' core principles. Working closely with David these past months, I've been consistently inspired by his vision for accessible health for all. His passion and commitment are truly extraordinary. With IM8, we have a unique opportunity to revolutionize the consumer health and wellness industry.” Beckham has also spent time with Prenetics shareholder, Professor Dennis Lo, during which he has been impressed to learn about Professor Lo’s pioneering discovery of non-invasive prenatal testing in 1997 and current focus on early cancer detection. These conversations have highlighted the significant potential of Prenetics’ innovations to impact global health and longevity. ABOUT PRENETICS Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company founded in 2014, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world's most comprehensive consumer DNA test. Insighta, our $200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Each of Prenetics' units synergistically enhances our global impact on health, truly embodying our commitment to 'enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com. ABOUT DAVID BECKHAM David Beckham, is one of England’s most successful footballers. With a career spanning 20 years, David has played with some of the most successful clubs in the world, including Manchester United and Real Madrid, as well as the England team, which he captained for six years. David was the first English player to have won league titles in four countries: England, Spain, the United States and France.  After retiring from playing in 2013, David established himself as a successful entrepreneur, working with many of the world’s leading brands including adidas, Stella Artois, Tudor, EA, and Nespresso. In 2018, David fulfilled a life-long ambition to be an owner of a football club when his group was awarded the Major League Soccer Franchise for the city of Miami. Inter Miami CF was officially announced in September 2018 with David as President of the Club. In 2019, David founded his own content studio, Studio 99. The studio operates both editorial and commercial production, and specialises in developing and producing premium documentary features, series and formats for global platforms and networks, including Netflix and Disney+. In February 2022 Authentic Brands Group (Authentic), a unified platform that integrates M&A, brand strategy, creativity and digital innovation, announced that it had entered into a strategic partnership with David Beckham to co-own and manage Beckham’s global brand. In connection with the partnership, David Beckham became a shareholder in Authentic. David Beckham joined a roster of Authentic’s growing entertainment portfolio that includes some of the world’s most celebrated athletes and iconic sports brands such as Shaquille O’Neal, Sports Illustrated, and Muhammad Ali. Throughout his life, David has been committed to supporting charities and projects that seek to drive change for the better. David has worked with UNICEF for nearly 20 years as a Goodwill Ambassador, a role that promotes and protects the rights of the world’s most vulnerable children. In 2015, David launched the 7 Fund with UNICEF - a unique partnership to give vulnerable and disadvantaged children the opportunity to reach their full potential. David also campaigns for Malaria No More, using his platform to ensure the world and its leaders hear the urgent message of the malaria fight. While, in his position as Ambassadorial President of the British Fashion Council (BFC), David helps promote and nurture British fashion and the UK’s creative industries. ABOUT PROFESSOR DENNIS LO Professor Dennis Lo is a world-renowned scientist, distinguished for his pioneering contributions to the field of medical research. Prof. Lo received his Bachelor of Arts degree from the University of Cambridge and the Doctor of Medicine and Doctor of Philosophy degrees from the University of Oxford. In 1997, his discovery of fetal DNA in maternal blood revolutionized prenatal testing, making it non-invasive. Today, this test is used annually by over 15 million expectant mothers in 90 countries worldwide. Prof. Lo is currently focused on a new breakthrough technology he founded called “FRAGMA”, aimed at early cancer detection. This innovation has the potential to significantly improve survival rates through earlier intervention. Prof. Lo has received numerous prestigious awards, including the King Faisal International Prize in Medicine in 2014, the Future Science Prize in 2016, the 2021 Breakthrough Prize in Life Sciences and the 2022 Lasker Award. Investor Relations Contact: Shannon Devine MZ North America Main: 203-741-8811 shannon.devine@mzgroup.us Angela Cheung Investor Relations / Corporate Finance Prenetics Global Limited angela.cheung@prenetics.com Ellen Marchant Senior Director, Communications for David Beckham E-mail: emarchant@authentic.com